SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID 76.483.817/0001 -20 Publicly-held Company - CVM 1431-1

IR COPEL 002 / 2007

NOTICE TO THE MARKET

Addendum to CIEN Agreement

     Companhia Paranaense de Energia – COPEL, pursuant to CVM Instruction 358/2002, and committed to maintaining its good Corporate Governance practices, and (i) in view of ANEEL (Brazilian Electricity Regulatory Agency) Resolution 224 as of June 20, 2006, which no longer guaranteed energy to CIEN, and (ii) under the terms of Resolution 294, as of November 28, 2006, which guarantees Copel the recovery of the energy amount negotiated with CIEN, through the participation at Auction A-1 and other energy purchase mechanisms, preserving Copel’s neutrality, on December 14, 2006 purchased 160 MW average for the period from 2007 to 2014; announces to the market that, as a result of the agreement, COPEL and CIEN decided on January 03, 2007, to enter into an addendum to the Supply Agreements of Firm and Electric Power # 001/99 and # 002/99, reducing from 400MW to 175 MW average, the total of energy contracted until December 31, 2007.

    By force of this addendum, COPEL will reverse in the first quarter of 2007, approximately R$ 100 million of the provision recorded for the payment of pending items related to the agreement addendum.

Curitiba, January 05, 2007.

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.